Filed Pursuant to Rule 424(b)(5)
Registration No. 333-180226

PROSPECTUS

$250,000,000

3.875% Senior Notes due 2022

This is an offering by Southwest Gas Corporation of $250,000,000 of its 3.875% Senior Notes due 2022 (the “Notes”). The Notes will mature on April 1, 2022, and interest will be paid semi-annually in arrears on April 1 and October 1 of each year or, if such day is not a business day, on the next succeeding business day, beginning on October 1, 2012. Interest will accrue from March 23, 2012. Southwest Gas Corporation may redeem the Notes in whole or in part at any time, or from time to time, at the redemption prices described on page 18. For a more detailed description of the Notes, see “Description of the Notes” beginning on page 17.

The Notes will be unsecured and unsubordinated general obligations of Southwest Gas Corporation and will rank equal in right of payment with all existing and future unsecured and unsubordinated senior debt of Southwest Gas Corporation and senior in right of payment to all existing and future subordinated debt of Southwest Gas Corporation. The Notes will be effectively subordinated to any secured debt that Southwest Gas Corporation may incur, to the extent of the assets securing such debt, and to all existing and future liabilities of Southwest Gas Corporation’s subsidiaries, including trade payables.

Investing in the Notes involves risks. See “Risk Factors” beginning on page 9 of this prospectus and Item 1A “Risk Factors” beginning on page 7 of our Annual Report on Form 10-K for the year ended December 31, 2011 for a discussion of certain risks that you should consider in connection with an investment in the Notes.

	Per Note	Total
Public Offering Price(1)	99.966%	$249,915,000
Underwriting Discount	0.650%	$1,625,000
Proceeds to Southwest Gas Corporation (before expenses)	99.316%	$248,290,000

(1)	Plus accrued interest, if any, from March 23, 2012.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes are not, and are not expected to be, listed on any national securities exchange or included in any automated quotation system. Currently, there is no public market for the Notes.

Delivery of the Notes will be made in book-entry form only through the facilities of The Depository Trust Company and its participants against payment in New York, New York, on or about March 23, 2012.

Joint Book-Running Managers

BNY Mellon Capital Markets, LLC	BofA Merrill Lynch	J.P. Morgan

Co-Managers

Wells Fargo Securities	Blaylock Robert Van, LLC	Ramirez & Co., Inc.

The date of this prospectus is March 20, 2012.

You should rely only on the information contained or incorporated by reference in this prospectus or in any free writing prospectus that we may provide you in connection with the sale of the Notes offered hereby. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell the Notes in any jurisdiction where such offer or sale is not permitted. You should not assume that the information appearing in this prospectus or the documents incorporated herein by reference is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates. Any information contained on or accessible through our Internet site is not incorporated herein and does not constitute part of this prospectus.

ABOUT THIS PROSPECTUS

Before investing in the Notes, please read and consider all information contained in this prospectus and the documents incorporated by reference in this prospectus together with the additional information described under the section entitled “Available Information.” You should also read and consider the information set forth in the section entitled “Risk Factors” in each of this prospectus and the documents incorporated by reference in this prospectus before you make an investment decision.

We are not making any representation to any purchaser of the Notes regarding the legality of an investment in the Notes by such purchaser. You should not consider any information in this prospectus to be legal, business or tax advice. You should consult your own attorney, business advisor and tax advisor for legal, business and tax advice regarding an investment in the Notes.

Unless the context requires otherwise, when we use the terms “Southwest,” the “Company,” “we,” “our” or “us,” we are referring only to Southwest Gas Corporation, as issuer of the Notes, and not to any of our subsidiaries.

The Notes are being offered only for sale in jurisdictions where it is lawful to make such offers. The distribution of this prospectus and the offering of the Notes in other jurisdictions may also be restricted by law. Persons who receive this prospectus should inform themselves about and observe any such restrictions. This prospectus does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not authorized or qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. See “Underwriting” beginning on page 31 of this prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This prospectus and the documents we incorporate by reference herein and therein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such statements include, without limitation, statements regarding our expectations, hopes or intentions regarding the future. These forward looking statements can often be identified by their use of words such as “will,” “predict,” “continue,” “forecast,” “expect,” “believe,” “anticipate,” “outlook,” “could,” “target,” “project,” “intend,” “plan,” “seek,” “estimate,” “should,” “may” and “assume,” as well as variations of such words and similar expressions referring to the future.

Forward-looking statements involve certain risks and uncertainties, many of which are beyond our control. There are a number of important factors that could cause actual results to differ materially from those discussed in forward-looking statements, including, but not limited to, customer growth rates, conditions in the housing market, the ability to recover costs through our deferred energy and purchased gas adjustment mechanisms, the effects of regulation/deregulation, the timing and amount of rate relief, changes in rate design, changes in gas procurement practices, changes in capital requirements and funding, the impact of conditions in the capital markets on financing costs, changes in construction expenditures and financing, renewal of franchises, easements and rights-of-way, changes in operations and maintenance expenses, effects of pension expense forecasts, accounting changes, future liability claims, changes in pipeline capacity for the transportation of gas and related costs, acquisitions and management’s plans related thereto, competition, and our ability to raise capital in external financings. If any of those risks and uncertainties materializes, actual results could differ materially from those discussed in any such forward-looking statement. Additional factors that could cause actual results to differ are discussed under the heading “Risk Factors” and in other sections of this prospectus and our current and periodic reports, and other filings, filed from time to time with the Securities and Exchange Commission (the “SEC”) that are incorporated by reference into this prospectus. See “Available Information” and “Incorporation by Reference” below and for information about how to obtain copies of those documents. All forward-looking statements in this prospectus and the documents incorporated by reference herein are made only as of the date of the document in which they are contained, based on information available to us as of the date of that document, and we caution you not to place undue reliance on forward-looking statements in light of the risks and uncertainties associated with them. We assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

You should consider these risks and those set forth in, or incorporated into, the “Risk Factors” section of this prospectus prior to investing in the Notes.

AVAILABLE INFORMATION

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents filed by us at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public through the SEC’s Internet site at http://www.sec.gov and through the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our common stock is listed.

We have filed with the SEC an automatic registration statement on Form S-3 relating to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of the Company, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C., as well as through the SEC’s Internet site.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information in other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be a part of this prospectus.

Any reports that we file with the SEC on or after the date of this prospectus and before the date that the offering of the Notes is terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference into this prospectus. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any documents previously incorporated by reference into this prospectus have been modified or superseded. We specifically incorporate by reference into this prospectus the following documents filed with the SEC (other than, in each case, documents or information deemed furnished and not filed in accordance with SEC rules, including pursuant to Item 2.02 or Item 7.01 of Form 8-K, and no such information shall be deemed specifically incorporated by reference hereby):

•	Annual Report on Form 10-K for the year ended December 31, 2011;

•

The portions of our Definitive Proxy Statement on Schedule 14A (filed on March 21, 2011) that were incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2010;

•	Current Reports on Form 8-K filed on August 4, 2011, February 27, 2012 and March 16, 2012, respectively; and

•	Any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus until the termination of the offering of the Notes.

You may obtain a copy of any or all of the documents referred to above which may have been or may be incorporated by reference into this prospectus (excluding certain exhibits unless they are specifically incorporated by reference in any such documents) at no cost to you by writing or telephoning us at the following:

Southwest Gas Corporation

5241 Spring Mountain Road

P.O. Box 98510

Las Vegas, Nevada 89193-8510

Attention: Corporate Secretary

Telephone: (702) 876-7237

SUMMARY

This summary highlights information contained in this prospectus and the documents incorporated into this prospectus by reference. Because it is a summary, it does not contain all of the information that you should consider before investing in the Notes. You should read this entire prospectus and the documents incorporated by reference carefully, including the sections entitled “Risk Factors” and “Description of the Notes” and the financial statements and related notes thereto included or incorporated by reference in this prospectus in their entirety before making an investment decision.

Southwest Gas Corporation

Southwest was incorporated in March 1931 under the laws of the state of California and is composed of two business segments: natural gas operations and construction services.

Southwest is engaged in the business of purchasing, distributing, and transporting natural gas for customers in portions of Arizona, Nevada, and California. Southwest is the largest distributor of natural gas in Arizona, selling and transporting natural gas in most of central and southern Arizona, including the Phoenix and Tucson metropolitan areas. Southwest is also the largest distributor of natural gas in Nevada, serving the Las Vegas metropolitan area and northern Nevada. In addition, Southwest distributes and transports natural gas in portions of California, including the Lake Tahoe area and the high desert and mountain areas in San Bernardino County.

NPL Construction Co. (“NPL”), a wholly owned subsidiary of Southwest, is a full-service underground piping contractor that primarily provides utility companies with trenching and installation, replacement, and maintenance services for energy distribution systems.

Southwest is subject to regulation by the Arizona Corporation Commission (“ACC”), the Public Utilities Commission of Nevada (“PUCN”), and the California Public Utilities Commission (“CPUC”). These commissions regulate public utility rates, practices, facilities, and service territories in their respective states. The CPUC also regulates the issuance of all securities by Southwest, with the exception of short-term borrowings. Certain accounting practices, transmission facilities, and rates are subject to regulation by the Federal Energy Regulatory Commission (“FERC”). NPL is not regulated by the state utilities commissions in any of its operating areas.

Our administrative offices are located at 5241 Spring Mountain Road, P.O. Box 98510, Las Vegas, Nevada 89193-8510, telephone number (702) 876-7237.

Recent Developments

Amendment to Credit Facility

On March 15, 2012, we replaced our $300 million credit facility, which was scheduled to expire in May 2012, with a $300 million facility that expires in March 2017 by entering into a Revolving Credit Agreement (the “Credit Facility”) with The Bank of New York Mellon, as administrative agent, and certain financial institutions as agents, arrangers, bookrunners, and lenders.

The interest rate per annum applicable to revolving loans under the Credit Facility is based upon, at our option, the London Interbank Offered Rate (“LIBOR”) or the “alternate base rate,” plus in each case an applicable margin that is determined based on our senior unsecured long-term debt rating. The applicable margin ranges from 0.875% to 1.750% for loans bearing interest with reference to LIBOR and from 0.00% to 0.750% for loans bearing interest with reference to the alternative base rate. We are also required to pay a commitment fee on the unfunded portion of the commitments based on our senior unsecured long-term debt rating. The commitment fee ranges from 0.100% to 0.250% per annum.

Our obligations under the Credit Facility are not secured and are not guaranteed.

The Credit Facility requires that we maintain a Funded Debt (as defined in the Credit Facility) to Total Capitalization (as defined in the Credit Facility) ratio of not more than 0.70 to 1.00 as of the end of any quarter of any fiscal year. In addition, the Credit Facility imposes limitations on liens, consolidations and mergers, disposition of assets, investments, acquisitions, dividends and certain other payments.

See “Description of Other Indebtedness—Credit Facility.”

Second Quarter 2012 Cash Dividend

On February 27, 2012, we filed a Current Report on Form 8-K announcing an increase in our quarterly common stock dividend from $0.265 per share to $0.295 per share. The dividend is payable June 1, 2012 to holders of record as of May 16, 2012.

The Offering

Issuer	Southwest Gas Corporation.

Notes Offered	3.875% Senior Notes due 2022.

Aggregate Principal Amount	$250,000,000.

Maturity Date	April 1, 2022.

Interest Rate	3.875% per annum.

Interest Payment Dates	Interest will be payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2012.

Day Count Convention	30/360.

Denominations	$2,000 and integral multiples of $1,000 in excess thereof.

Ranking	The Notes will be our unsecured and unsubordinated general obligations and will rank equal in right of payment with all of our existing and future unsecured and unsubordinated senior debt and senior in right of payment to all of our existing and future subordinated debt.

The Notes will be effectively subordinated to any of our secured debt, to the extent of the assets securing such debt, and to all existing and future liabilities of our subsidiaries, including trade payables.

Optional Redemption	At any time prior to January 1, 2022 (three months prior to the maturity of the Notes), we may redeem the Notes, in whole or in part, at a price equal to the greater of (1) 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest on those Notes up to but excluding the redemption date, or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed (not including any portion of such payments of interest accrued as of the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate plus 25 basis points, plus accrued and unpaid interest up to but excluding the redemption date.

At any time on or after January 1, 2022 (three months prior to the maturity of the Notes), we may redeem the Notes in whole or in part at 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest on those Notes up to but excluding the redemption date. See “Description of the Notes—Redemption at Our Option.”

Certain Covenants	The Indenture will contain covenants that include, but are not limited to, restrictions on our ability to issue indebtedness for borrowed money secured by a lien and enter into certain sale and lease-back transactions. See “Description of the Notes—Covenants.”

Events of Default	Events of default generally will include failure to pay principal or any premium, failure to pay interest, failure to observe or perform any other covenant or warranty in the Notes or the Indenture, certain events of bankruptcy, insolvency or reorganization, and certain events of default under our other debt instruments. See “Description of the Notes—Events of Default.”

Use of Proceeds	We estimate the net proceeds to us from the sale of the Notes to be approximately $247.9 million, after deducting the underwriting discounts and other estimated expenses payable by us. We intend to use approximately $200 million of the net proceeds from this offering in connection with our repayment of the $200 million outstanding principal amount of our 7.625% Senior Unsecured Notes when they mature on May 15, 2012. The balance of the net proceeds may be used for general corporate purposes. See “Use of Proceeds.”

Clearance and Settlement	The Notes will be cleared through The Depository Trust Company (“DTC”) and its participants.

Listing	The Notes are not, and are not expected to be, listed on any national securities exchange or included in any automated quotation system. Currently there is no public market for the Notes.

Further Issuances	We may create and issue further notes ranking equally and ratably with the Notes offered by this prospectus in all respects, so that such further notes will be consolidated and form a single series with the Notes offered by this prospectus and will have the same terms as to status and redemption; provided that such further notes are fungible for U.S. federal income tax purposes with such previously issued Notes.

Trustee	The Bank of New York Mellon Trust Company, N.A.

Risk Factors	You should consider carefully the information set forth in the section entitled “Risk Factors” beginning on page 9 of this prospectus and those risk factors incorporated by reference in this prospectus from our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, those risks discussed from time to time in our subsequently filed reports, and other information as provided under “Available Information.”

Governing Law	The Notes will be governed by the laws of the State of New York.

Summary Historical Consolidated Financial and Other Data

The following table sets forth certain summary financial data of the Company as of and for each of the fiscal years ended December 31, 2011, 2010, 2009, 2008 and 2007. The data for the Company as of and for each of the fiscal years ended December 31, 2011, 2010, 2009, 2008 and 2007 were derived from the Company’s audited consolidated financial statements. You should read the selected financial data in conjunction with the Company’s audited consolidated financial statements as of December 31, 2011 and 2010 and for each of the fiscal years ended December 31, 2011, 2010 and 2009 and the notes thereto, and the related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2011, which is also incorporated herein by reference.

	Fiscal year ended December 31,
	2011	2010	2009	2008	2007
	(in thousands, except per share data)
Operating Data
Operating revenues
Gas operating revenues	$1,403,366	$1,511,907	$1,614,843	$1,791,395	$1,814,766
Construction revenues	483,822	318,464	278,981	353,348	337,322
Total operating revenues	1,887,188	1,830,371	1,893,824	2,144,743	2,152,088
Operating expenses	1,637,108	1,598,254	1,685,433	1,936,881	1,929,788
Operating income	250,080	232,117	208,391	207,862	222,300
Net income attributable to Southwest Gas Corporation	112,287	103,877	87,482	60,973	83,246
Basic earnings per share of common stock	2.45	2.29	1.95	1.40	1.97
Diluted earnings per share	2.43	2.27	1.94	1.39	1.95
Balance Sheet
Total assets	4,276,007	3,984,193	3,906,292	3,820,384	3,670,188
Total current liabilities	847,568	596,961	474,230	509,895	527,932
Total equity	1,225,031	1,166,996	1,102,086	1,037,841	983,673
Subordinated debentures due to Southwest Gas Capital II, our wholly-owned subsidiary	—	—	100,000	100,000	100,000
Long-term debt, less current maturities	930,858	1,124,681	1,169,357	1,185,474	1,266,067

RISK FACTORS

Investing in the Notes involves risks. You should carefully consider the specific risk factors set forth below, as well as the risk factors described in “Item 1A—Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated by reference in this prospectus, as well as those risks discussed from time to time in our subsequently filed reports, before deciding to invest in the Notes. You should also consider the other information contained or incorporated by reference in this prospectus before deciding to invest in the Notes. This prospectus contains or incorporates statements that constitute forward-looking statements regarding, among other matters, our intent, belief or current expectations about our business. These forward-looking statements are subject to risks, uncertainties and assumptions.

Risks Relating to the Notes

Your right to receive payments on the Notes is unsecured and will be effectively subordinated to the existing and future debt and other liabilities of our subsidiaries.

The Notes are unsecured and therefore will be effectively subordinated to any secured debt we may incur to the extent of the assets securing such debt. In the event of a liquidation, dissolution, reorganization, bankruptcy or similar proceeding involving us, the assets which serve as collateral for any secured debt will be available to satisfy the obligations under the secured debt before any payments are made on the Notes.

In addition, the Notes will be effectively subordinated to the liabilities of our subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due on the Notes, whether by dividends, distributions, loans or other payments. In the event of a liquidation, dissolution, reorganization, bankruptcy or any similar proceeding, the assets of our subsidiaries will be available to pay obligations on the Notes only after creditors of our subsidiaries have been paid first. In such a case, as a result of the application of the subsidiaries’ assets to satisfy claims of creditors, including trade creditors, and preferred equity holders, the value of the stock of the subsidiaries would be diminished and perhaps rendered worthless. Accordingly, there may not be sufficient funds remaining to pay amounts due on all or any of the Notes. The Indenture (as defined under “Description of the Notes”) will not prohibit us or our subsidiaries from incurring additional unsecured indebtedness or issuing preferred equity in the future. In addition, certain debt and security agreements entered into by our subsidiaries may contain various restrictions, including restrictions on payments by our subsidiaries to us.

The Indenture and other instruments that govern our outstanding indebtedness contain restrictions and limitations that could significantly affect our ability to operate our business, as well as significantly affect our liquidity, and adversely affect you, as holders of the Notes.

The Indenture will contain a number of significant covenants that could adversely affect our ability to operate our business, as well as significantly affect our liquidity, and therefore could adversely affect our results of operations. These covenants restrict, among other things, our ability to:

•	issue indebtedness for borrowed money secured by a lien, and

•	enter into certain sale and lease-back transactions.

These covenants are subject to important exceptions and qualifications as described under “Description of the Notes—Covenants.” In addition, the applicable indentures governing our outstanding medium term notes and certain of our outstanding senior notes contain similar restrictive covenants, and the note purchase agreement related to our outstanding 6.10% Senior Notes due 2041 and our $300 million revolving credit facility due March 2017 each contain a number of covenants and obligations. The breach of any covenant or obligation under the Indenture, the applicable indentures or note purchase agreement governing or related to our outstanding medium term and senior notes or the Credit Facility that is not otherwise waived or cured could result in a default and could trigger acceleration of those obligations, which in turn could trigger cross defaults under other agreements governing our long-term indebtedness. Any default under the Indenture, the applicable indentures or note purchase agreement governing or related to our outstanding medium term and senior notes or the Credit Facility could adversely affect our growth, financial condition, results of operations and ability to make payments on our debt, and could force us to seek protection under the bankruptcy laws. For a description of our outstanding medium term and senior notes, the related indentures and note purchase agreement and our Credit Facility, see “Description of Other Indebtedness” and “Summary – Recent Developments – Amendment to Credit Facility.”

An active trading market may not develop for the Notes and you may be unable to sell your Notes.

The Notes will be new securities for which there currently is no trading market. Although we have been informed by the underwriters that they presently intend to make a market in the Notes after this offering is completed, they have no obligation to do so and may discontinue market-making at any time without notice. In addition, market-making activities will be subject to limits imposed by the Securities Act and the Exchange Act. The liquidity of the trading market for the Notes, if one develops, and the market price quoted for the Notes, may be adversely affected by:

•	changes in the overall market for debt securities;

•	changes in our financial condition, performance or prospects;

•	the prospects for companies in our industry generally;

•	the number of holders of the Notes;

•	the interest of securities dealers in making a market for the Notes; and

•	prevailing interest rates.

As a result, you cannot be sure that an active trading market will develop for the Notes. We do not intend to list the Notes on any national securities exchange or automated quotation system. If an active public trading market for the Notes does not develop, the market price and liquidity of the Notes may be adversely affected.

The market valuation of the Notes may be exposed to substantial volatility.

A real or perceived economic downturn or higher interest rates could cause a decline in the Notes, and to corporate bonds generally, and thereby negatively impact the market for corporate bonds, and more specifically, the Notes. Because the Notes may be thinly traded, it may be more difficult to sell and accurately value the Notes. In addition, as has recently been evident in the recent turmoil in the global financial markets, the present economic slowdown and the uncertainty over its breadth, depth and duration, the entire bond market can experience sudden and sharp price swings, which could be exacerbated by large or sustained sales by major investors in the Notes, a high-profile default by another issuer, or simply a change in the market’s psychology regarding the Notes. Moreover, if one of the major rating agencies lowers its credit rating of the Notes, the price of the Notes will likely decline.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, including the Notes, and to fund planned capital expenditures and expansion efforts will depend upon our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We may need or decide to refinance all or a portion of our indebtedness before maturity, and cannot provide assurances that we will be able to refinance any of our indebtedness, including the Notes, on commercially reasonable terms, or at all. We may have to adopt one or more alternatives, such as reducing or delaying planned expenses and capital expenditures, selling assets, restructuring debt, obtaining additional equity or debt financing, or entering into joint ventures.

We may choose to redeem the Notes prior to maturity.

We may redeem all or a portion of the Notes at any time. See “Description of the Notes—Redemption at Our Option.” If prevailing interest rates are lower at the time of redemption, holders of the Notes may not be able to reinvest the redemption proceeds in a comparable security at an interest rate as high as the interest rate of the Notes being redeemed.

The Indenture will not limit the amount of unsecured indebtedness that we or our subsidiaries may incur or our ability to enter into a change of control transaction or require us to comply with any financial covenants.

Neither we nor any of our subsidiaries will be restricted from incurring additional unsecured debt or other liabilities, including additional senior debt, under the Indenture. As of December 31, 2011, we had approximately $1.3 billion of indebtedness outstanding and $191 million of borrowings available under our former $300 million credit facility. If we incur additional debt or liabilities, our ability to pay our obligations on the Notes could be adversely affected. In addition, we will not be restricted from paying dividends on or issuing or repurchasing our securities under the Indenture. Furthermore, the Indenture will not contain any provisions restricting our or any of our subsidiaries’ ability to sell assets (other than certain restrictions on our ability to consolidate, merge or sell all or substantially all of our assets and our ability to sell the stock of certain subsidiaries), to enter into transactions with affiliates, or to create restrictions on the payment of dividends or other amounts to us from our subsidiaries. Additionally, the Indenture will not require us to offer to purchase the Notes in connection with a change of control or require that we or our subsidiaries adhere to any financial tests or ratios or specified levels of net worth. There will be no financial covenants in the Indenture. You will not be protected under the Indenture in the event of a highly leveraged transaction, reorganization, change of control, restructuring, merger or similar transaction that may adversely affect you, except to the limited extent described in this prospectus under “Description of the Notes.”

USE OF PROCEEDS

The net proceeds from the sale of the Notes will be approximately $247.9 million, after deducting the underwriting discounts and other estimated expenses payable by us. We intend to use approximately $200 million of the net proceeds from this offering in connection with our repayment of the $200 million outstanding principal amount of our 7.625% Senior Unsecured Notes when they mature on May 15, 2012. The balance of the net proceeds from this offering may be used for general corporate purposes, including, but not limited to, property acquisitions, capital expenditures and investments related to our facilities, refunding maturing debt, funding payment or redemption requirements of our debt, retiring, refinancing or exchanging our debt, and reimbursing our treasury funds, in each case as permitted by Decision 10-10-022 of the California Public Utilities Commission, issued on October 28, 2010, and Section 817 of the California Public Utilities Code. Pending the specific use of the net proceeds as described above, or any other specific application, the net proceeds of the sale of the Notes may initially be temporarily invested in short-term marketable securities or temporarily used to reduce any amounts outstanding under our Credit Facility. For more information regarding our Credit Facility, see “Description of Other Indebtedness—Credit Facility.”

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed charges for the years ended December 31, 2011, 2010, 2009, 2008 and 2007. For the purpose of computing the ratios of earnings to fixed charges, earnings are defined as the sum of pretax income from continuing operations plus fixed charges. Fixed charges consist of all interest expense, including capitalized interest, one-third of rent expense (which approximates the interest component of such expense), preferred securities distributions, and amortized debt costs.

	Fiscal year ended December 31,
	2011	2010	2009	2008	2007
Ratio of earnings to fixed charges	3.21x	2.87x	2.46x	2.01x	2.25x

CAPITALIZATION

The following table sets forth our cash and investments and our capitalization as of December 31, 2011 on an actual and as adjusted basis to reflect the issuance of the Notes being offered hereby assuming net proceeds of approximately $247.9 million, after deducting underwriting discounts and other expenses payable by us, and the application of the net proceeds in the manner described under “Use of Proceeds.” This presentation should be read in conjunction with our audited consolidated financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated herein by reference.

	As of December 31, 2011
	Actual	As Adjusted
	(In thousands)
Cash and cash equivalents	$21,937	$69,827
Subsidiaries’ debt (included in capitalization and liabilities)	21,368	21,368
Notes offered hereby (included in capitalization and liabilities)	—	250,000
Total current liabilities	847,568	647,568
Total equity	1,225,031	1,225,031
Total capitalization	2,155,889	2,405,889
Total capitalization and liabilities	4,276,007	4,526,007

DESCRIPTION OF OTHER INDEBTEDNESS

The following is a summary of our indebtedness that is outstanding. To the extent such summary contains descriptions of our specific debt instruments, such descriptions do not purport to be complete and are qualified in their entirety by reference to those and related documents, copies of which have been filed with the SEC and which we will provide you upon request.

Industrial Development Revenue Bonds (“IDRBs”)

As of December 31, 2011, we had an aggregate principal amount of approximately $521.1 million in IDRBs outstanding. The different series of IDRBs will mature at various dates, the first maturity date occurring in 2028 and the last occurring in 2039. Our contracts relating to the issuance of these bonds do not contain material financial covenants or restrictions.

On December 1, 1993, we entered into a Project Agreement with the City of Big Bear Lake, California in connection with the issuance of $50 million of tax-exempt Series A IDRBs, due December 2028. The Series A IDRBs bear interest at the rate determined by the remarketing agent to be the lowest rate which would enable the remarketing agent to sell the Series A IDRBs on the effective date of such rate at a price (without regarding accrued interest) equal to 100% of the principal amount thereof.

On October 1, 1999, we entered into a Financing Agreement with Clark County, Nevada in connection with the issuance of $35 million in Clark County, Nevada IDRBs due 2038. The issuance included $12.4 million of tax-exempt 1999 Series A IDRBs bearing interest at 6.10% and $22.6 million of taxable bonds with a variable interest rate. The IDRBs are supported by a letter of credit issued by UBS. The $22.6 million of taxable bonds with a variable interest rate were subsequently converted into $14.3 million of 5.95% 1999 Series C IDRBs due 2038 and $8.3 million of 5.55% 1999 Series D IDRBs due 2038. In January 2012, we redeemed all of the $12.4 million 6.10% 1999 Series A IDRBs at par.

On March 1, 2003, we entered into a Financing Agreement with Clark County, Nevada in connection with the issuance of $165 million Clark County, Nevada IDRBs due 2038. Of this total, $50 million 2003 Series A and $50 million 2003 Series B were variable-rate IDRBs. Payment of the principal was secured by a letter of credit. The remainder was issued as fixed rate IDRBs: $30 million in 5.45% 2003 Series C fixed-rate IDRBs, $20 million in 3.35% 2003 Series D fixed-rate IDRBs, and $15 million in 5.80% Series E fixed-rate IDRBs. The IDRBs were secured by a letter of credit. In September 2004, we remarketed the $20 million in 3.35% 2003 Series D IDRBs due 2038 at a rate of 5.25%. On July 1, 2005, we amended our Financing Agreement dated March 1, 2003 with Clark County, Nevada associated with $50 million in 2003 Series B IDRBs to secure payment in the remarketing of the IDRBs through an insurance policy with Ambac Assurance Corporation. In December 2008, we announced a tender offer to purchase for cash up to $75 million of the Clark County, Nevada 4.75% 2006 Series A, 5.00% 2004 Series B, and 5.25% 2003 Series D IDRBs (the “Tender Offer”). As a result of the Tender Offer, we currently carry $20 million of the 5.25% 2003 Series D IDRBs. The 2003 Series B IDRBs are no longer outstanding.

On July 1, 2004, we entered into a Financing Agreement with Clark County, Nevada in connection with the issuance of $65 million in 5.25% tax-exempt Clark County, Nevada IDRBs Series 2004A, due 2034. The IDRBs are supported by an insurance policy issued by Ambac Assurance Corporation.

On October 1, 2004, we entered into a Financing Agreement with Clark County, Nevada in connection with the issuance of $75 million in Clark County, Nevada 5% Series 2004B Industrial Development Refunding Revenue Bonds (“IDRRBs”), due 2033. The Series 2004B IDRRBs were issued at a discount of 0.625%. The proceeds of the IDRRBs were used to refinance $75 million in 6.5% 1993 Series A IDRBs, due 2033. As a result of the Tender Offer, we currently carry $31.2 million of the 5.00% 2004 Series B IDRRBs. The IDRRBs are supported by an insurance policy issued by Financial Guaranty Insurance Company.

On October 1, 2005, we entered into a Financing Agreement with Clark County, Nevada in connection with the issuance of $100 million in Clark County, Nevada, 4.85% 2005 Series A IDRBs. The IDRBs were issued at a discount of 0.75% and are due October 2035. They are supported by an insurance policy issued by Ambac Assurance Corporation.

On September 1, 2006, we entered into a Financing Agreement with Clark County, Nevada in connection with the issuance of $56 million in Clark County, Nevada 4.75% 2006 Series A IDRBs. The IDRBs were issued at a discount of 0.625% and are due September 1, 2036. As a result of the Tender Offer, we currently carry $24.9 million of the 4.75% 2006 Series A IDRBs.

On September 1, 2008, we entered into a Financing Agreement with Clark County, Nevada in connection with the issuance of $50 million in Clark County, Nevada variable-rate 2008 Series A IDRBs, due 2038, supported by a letter of credit with JPMorgan Chase Bank. The IDRBs bear interest at the rate determined by the remarketing agent to be the lowest rate which would enable the remarketing agent to sell the bonds on the effective date of such rate at a price (without regarding accrued interest) equal to 100% of the principal amount thereof.

On December 1, 2009, we entered into a Financing Agreement with Clark County, Nevada in connection with the issuance of $50 million in Clark County, Nevada variable-rate 2009 Series A IDRBs, supported by a letter of credit with JPMorgan Chase Bank. The Series 2009A IDRBs were issued at par and are due December 1, 2039. The IDRBs bear interest at the rate determined by the remarketing agent to be the lowest rate which would enable the remarketing agent to sell the IDRBs on the effective date of such rate at a price (without regarding accrued interest) equal to 100% of the principal amount thereof.

1996 Indenture

We entered into an indenture on July 15, 1996, which was subsequently supplemented and amended in connection with the issuance of notes, as described below (the “1996 Indenture”). The 1996 Indenture does not contain material financial covenants or restrictions, other than restrictions on our ability to issue indebtedness for borrowed money secured by a lien, and to enter into certain sale and lease-back transactions.

Medium Term Notes

As of December 31, 2011, we have a total of $82.5 million (out of $150 million that have been registered with the SEC for sale) in outstanding principal amount of medium-term notes: $25 million in 7.59% series medium-term notes due 2017, $25 million in 7.78% series medium-term notes due 2022, $25 million in 7.92% series medium-term notes due 2027, and $7.5 million in 6.76% series medium-term notes due 2027. These medium-term notes are governed by the 1996 Indenture and the Second Supplemental Indenture thereto dated as of December 30, 1996.

Notes due in 2012

As of December 31, 2011, we have $200 million in outstanding principal amount of 7.625% Senior Unsecured Notes due 2012. These notes were issued in May 2002 and are governed by the 1996 Indenture and the Fourth Supplemental Indenture thereto dated as of May 6, 2002. We intend to use approximately $200 million of the net proceeds from this offering to repay the $200 million outstanding principal amount of our 7.625% Senior Unsecured Notes due 2012 when they mature on May 15, 2012. See “Use of Proceeds.”

Notes due in 2026

As of December 31, 2011, we have $75 million in outstanding principal amount of 8% Notes due 2026. These notes were issued in August 1996 and are governed by the 1996 Indenture and the First Supplemental Indenture thereto dated as of August 1, 1996.

2010 Indenture

We entered into an indenture on December 7, 2010, which was subsequently supplemented and amended in connection with the issuance of the notes, as described below (the “2010 Indenture”). The 2010 Indenture does not contain material financial covenants or restrictions, other than restrictions on our ability to issue indebtedness for borrowed money secured by a lien, and to enter into certain sale and lease-back transactions.

Notes due in 2020

As of December 31, 2011, we have $125 million in outstanding principal amount of 4.45% Senior Notes due 2020. These notes were issued in December 2010 and are governed by the 2010 Indenture and the First Supplemental Indenture thereto dated as of December 10, 2010.

Note Purchase Agreement

We entered into a note purchase agreement on November 18, 2010 (the “Purchase Agreement”) with Metropolitan Life Insurance Company, John Hancock Life Insurance Company (U.S.A.), certain of their respective affiliates and Union Fidelity Life Insurance Company (collectively, the “Purchasers”). Pursuant to the Purchase Agreement, on February 15, 2011, we sold to the Purchasers an aggregate principal amount of $125 million of our 6.10% Senior Notes due 2041. Our obligations under these notes are unsecured and unsubordinated.

The Purchase Agreement contains customary representations and warranties. The Purchase Agreement contains customary affirmative and negative covenants that are applicable for so long as these notes are outstanding, including, subject to certain exceptions and qualifications, among other things, (i) a maximum leverage ratio; (ii) a minimum net worth; and (iii) limitations on our ability to incur secured indebtedness or liens.

These notes are subject to customary events of default, including without limitation, (i) failure to make payments on principal or premium, if any, upon maturity; (ii) failure to pay interest within five business days after the same becomes due and payable; (iii) breaches of certain covenants and agreements; (iv) cross default to payment defaults, including by reason of acceleration, on certain other indebtedness in excess of $10 million; (v) certain events of bankruptcy and insolvency; and (vi) failure to pay judgments in excess of $10 million within a specified period.

Credit Facility

On March 15, 2012, we entered into a revolving credit agreement with The Bank of New York Mellon, as administrative agent, and certain financial institutions as agents, arrangers, bookrunners, and lenders. The Credit Facility matures on March 13, 2017.

The interest rate per annum applicable to revolving loans under the Credit Facility is based upon, at our option, the LIBOR or the “alternate base rate,” plus in each case an applicable margin that is determined based on our senior unsecured long-term debt rating. The applicable margin ranges from 0.875% to 1.750% for loans bearing interest with reference to LIBOR and from 0.00% to 0.750% for loans bearing interest with reference to the alternative base rate. We are also required to pay a commitment fee on the unfunded portion of the commitments based on our senior unsecured long-term debt rating. The commitment fee ranges from 0.100% to 0.250% per annum.

Our obligations under the Credit Facility are not secured and are not guaranteed.

The Credit Facility requires that we maintain a Funded Debt (as defined in the Credit Facility) to Total Capitalization (as defined in the Credit Facility) ratio of not more than 0.70 to 1.00 as of the end of any quarter of any fiscal year. In addition, the Credit Facility imposes limitations on liens, consolidations and mergers, disposition of assets, investments, acquisitions, dividends and certain other payments.

DESCRIPTION OF THE NOTES

We will issue the Notes under an Indenture, to be dated as of March 23, 2012 (the “Indenture”) between us and The Bank of New York Mellon Trust Company, N.A., as Trustee (the “Trustee”). The following description sets forth the general terms and provisions of the Notes and is subject to the detailed provisions of the Indenture; whenever particular provisions of the Indenture are referred to, such statement is qualified in its entirety by the provisions of the Indenture. The form of the Indenture is filed as an exhibit to the registration statement of which this prospectus is a part. We will file the Indenture by means of a Current Report on Form 8-K. The Indenture contains the full legal text of the matters described in this section.

For purposes of this description, references to “the Company,” “we,” “our” and “us” refer only to Southwest Gas Corporation and do not include any of its current or future subsidiaries. Capitalized terms that are used and not otherwise defined herein shall have the meanings assigned to them in the Indenture.

General

The Notes will be initially limited in principal amount to $250,000,000. The Notes will bear interest from March 23, 2012, or from the most recent interest payment date to which interest has been paid at the rates of interest set forth on the cover page of this prospectus. Interest will be payable semi-annually on April 1 and October 1 of each year, beginning on October 1, 2012, to the persons in whose name the Notes are registered at the close of business on the March 15 or September 15 next preceding such interest payment date. For so long as the Notes are registered in the name of DTC, or its nominee, the principal and interest due on the Notes will be payable by us or our agent to DTC for payment to DTC’s participants for subsequent disbursement to the beneficial owners. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. The Notes will mature on the date shown on the cover page of this prospectus. We may in the future, without the consent of the holders of the Notes, issue and sell additional Notes (“Additional Notes”) on the same terms and conditions as the Notes being offered hereby (other than the issue date and issue price), provided that, if the Additional Notes are not fungible with the Notes for U.S. federal income tax purposes, the Additional Notes will have a separate CUSIP number, if applicable. These Additional Notes will be deemed to be part of the same series as the Notes offered hereby and will vote together with all other Notes of this series for purposes of amendments, waivers and all other matters.

Unsecured Obligations

The Notes will be our unsecured general obligations and will rank on a parity with all our other unsecured, unsubordinated senior indebtedness from time to time outstanding and senior in right of payment to all of our existing and future subordinated indebtedness. There are no limitations under the Indenture on the amount of unsecured indebtedness that we may incur or capital stock that we may issue.

Payment of Notes

Interest. We will pay interest on the Notes on each interest payment date by check mailed and/or wire transfer to the Person in whose name the Notes are registered as of the close of business on the regular record date relating to the interest payment date.

However, if we default in paying interest on the Notes, we will pay defaulted interest in either of the two following ways:

•

We will first propose to the Trustee a payment date for the defaulted interest. Next, the Trustee will choose a special record date for determining which registered holders are entitled to the payment. The special record date will be between 10 and 15 days before the payment date we propose. Finally, we will pay the defaulted interest on the payment date to the registered holder of the Note as of the close of business on the special record date.

•

Alternatively, we can propose to the Trustee any other lawful manner of payment that is consistent with the requirements of any securities exchange on which the Notes are listed for trading. If the Trustee thinks the proposal is practicable, payment will be made as proposed.

Principal. We will pay principal of and any premium and interest on the Notes at stated maturity, upon redemption or otherwise, upon presentation of the Notes at the office of the Trustee, as our paying agent.

In our discretion, we may change the place of payment on the Notes, and may remove any paying agent and may appoint one or more additional paying agents.

Redemption at Our Option

At any time prior to January 1, 2022 (three months prior to the maturity date of the Notes), we may, at our option, redeem the Notes in whole or in part at a redemption price equal to the greater of:

•

100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest on those Notes up to but excluding the redemption date (subject to the rights of holders of the Notes on the relevant record date to receive interest due on the relevant interest payment date), or

•

as determined by the Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (not including any portion of payments of interest accrued as of the redemption date) discounted to the redemption date on a semi-annual basis at the Adjusted Treasury Rate plus 25 basis points, plus accrued and unpaid interest on those Notes up to but excluding the redemption date (subject to the rights of holders of the Notes on the relevant record date to receive interest due on the relevant interest payment date).

The redemption price will be calculated assuming a 360-day year consisting of twelve 30-day months.

At any time on or after January 1, 2022 (three months prior to the maturity date), we may redeem the Notes in whole or in part at 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest on those Notes up to but excluding the redemption date (subject to the rights of holders of the Notes on the relevant record date to receive interest due on the relevant interest payment date).

We will mail notice of any redemption at least 30 days but not more than 45 days before the redemption date to each registered holder of the Notes to be redeemed.

Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions of the Notes called for redemption.

“Adjusted Treasury Rate” means, with respect to any redemption date, the rate per year equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

“Business Day” means any day that is not a day on which banking institutions in New York City are authorized or required by law or regulation to close.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the Notes to be redeemed that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of those Notes.

“Comparable Treasury Price” means, with respect to any redemption date:

•	the average of the Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest of the Reference Treasury Dealer Quotations; or

•	if the Trustee obtains fewer than four Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations so received.

“Quotation Agent” means the Reference Treasury Dealer appointed by us.

“Reference Treasury Dealer” means (1) a designee of each of BNY Mellon Capital Markets, LLC, J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated that is a primary U.S. Government securities dealer in the United States of America (“Primary Treasury Dealer”), or any of their affiliates and their respective successors, unless any of them ceases to be a Primary Treasury Dealer, in which case we shall substitute another Primary Treasury Dealer; and (2) any other Primary Treasury Dealer selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by that Reference Treasury Dealer at 3:30 p.m., New York City time, on the third Business Day preceding that redemption date.

Events of Default

An “event of default” occurs with respect to the Notes if:

•	we do not pay any interest on the Notes within 30 days of the due date;

•	we do not pay principal or premium on the Notes on its due date;

•

we remain in breach of any other covenant or warranty of the Indenture for 60 days after we receive a written notice of default stating we are in breach and requiring remedy of the breach; the notice must be sent by either the Trustee or registered holders of at least 25% of the principal amount of the Notes;

•

we do not pay $50,000,000 or more of the principal of any other debt, when due and payable, for thirty days after we have received written notice of the default stating we are in breach and requiring remedy of the breach; notice must be sent by either the Trustee or registered holders of at least 25% of the principal amount of the Notes; or

•	we file for bankruptcy or other specified events in bankruptcy, insolvency, receivership or reorganization occur with respect to us.

Remedies

Acceleration. If an event of default occurs and is continuing with respect to the Notes, then either the Trustee or the registered holders of at least 25% in principal amount of the outstanding Notes may declare the principal amount of all of the Notes to be due and payable immediately. There is no automatic acceleration, even in the event of our bankruptcy, insolvency, receivership or reorganization.

Rescission of Acceleration. After the declaration of acceleration has been made and before the Trustee has obtained a judgment or decree for payment of the money due, the declaration and its consequences will be rescinded and annulled, if all events of default, other than the nonpayment of the principal which has become due solely by the declaration of acceleration, have been cured or waived as provided in the Indenture.

For more information as to waiver of defaults, see “—Waiver of Default and of Compliance” below.

Control By Registered Holders; Limitations. Subject to the Indenture, the registered holders of a majority in the principal amount of the outstanding Notes will have the right to:

•	direct the time, method and place of conducting any proceeding for any remedy available to the Trustee; or

•	exercise any trust or power conferred on the Trustee with respect to the Notes;

provided that:

•	the registered holders’ directions will not conflict with any law or the Indenture; and

•	the registered holders’ directions may not involve the Trustee in personal liability where the Trustee believes indemnity is not adequate.

The Trustee may also take any other action it deems proper which is consistent with the registered holders’ direction. The Trustee shall be under no obligation to exercise any of the rights or powers vested in it by the Indenture at the request or direction of any of the holders pursuant to the Indenture, unless such holders shall have offered to the Trustee security or indemnity satisfactory to the Trustee against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction.

In addition, the Indenture provides that no registered holder of any Note will have any right to institute any proceeding, judicial or otherwise, with respect to the Indenture for the appointment of a receiver or for any other remedy thereunder unless:

•	that registered holder has previously given the Trustee written notice of a continuing event of default;

•	the registered holders of at least 25% in aggregate principal amount of the outstanding Notes have made written request to the Trustee to institute proceedings in respect of that event of default;

•

the registered holders have offered the Trustee indemnity satisfactory to it against costs, expenses and liabilities incurred in complying with the request in such amount as shall be reasonably acceptable to the Trustee; and

•

for 60 days after receipt of the notice, the Trustee has failed to institute a proceeding and no direction inconsistent with the request has been given to the Trustee during the 60-day period by the registered holders of a majority in aggregate principal amount of outstanding Notes.

Furthermore, no registered holder will be entitled to institute any action if and to the extent that the action would disturb or prejudice the rights of other registered holders.

However, each registered holder has an absolute and unconditional right to receive payment when due and to bring a suit to enforce that right.

Notice of Default

The Trustee is required to give the registered holders of the Notes notice of any default under the Indenture to the extent required by the Trust Indenture Act, unless the default has been cured or waived; except that in the case of an event of default of the character specified above in the third bullet point under “—Events of Default,” no notice shall be given to the registered holders until at least 30 days after the occurrence thereof. The Trust Indenture Act currently permits the Trustee to withhold notices of default (except for certain payment defaults) if the Trustee in good faith determines the withholding of the notice to be in the interests of the registered holders.

Waiver of Default and of Compliance

The registered holders of a majority in aggregate principal amount of the outstanding Notes may waive, on behalf of the registered holders of all Notes, any past default under the Indenture, except a default in the payment of principal, premium or interest, or with respect to compliance with certain provisions of the Indenture that cannot be amended without the consent of the registered holder of each outstanding Note.

Compliance with certain covenants in the Indenture or otherwise provided with respect to the Notes may be waived by the registered holders of a majority in aggregate principal amount of the Notes.

Consolidation, Merger and Conveyance of Assets as an Entirety

Subject to the provisions described in the next paragraph, we will preserve our corporate existence.

We have agreed not to consolidate with or merge into any other entity, or to convey, transfer or lease our properties and assets substantially as an entirety to any entity, or to permit any entity to consolidate with or merge into us, unless:

•

the entity formed by the consolidation or into which we are merged, or the entity which acquires or which leases our property and assets substantially as an entirety, is a corporation, limited liability company, partnership or trust organized and existing under the laws of the United States of America or any state thereof or the District of Columbia, and expressly assumes, by supplemental indenture, the due and punctual payment of the principal, premium and interest on all the outstanding Notes and the performance or observance of all of our covenants under the Indenture;

•

immediately after giving effect to the transactions and treating any indebtedness which becomes an obligation of the Company as a result of such transactions as having been incurred by the Company at the time of such transactions, no event of default, and no event which after notice or lapse of time or both would become an event of default, will have occurred and be continuing; and

•

if, as a result of any such transaction, properties or assets of the Company would become subject to a mortgage, pledge, lien, security interest or other encumbrance which would not be permitted by the Indenture, the Company or such successor entity, as the case may be, shall take such steps as shall be necessary effectively to secure the Notes equally and ratably with (or prior to) all indebtedness secured thereby.

Covenants

Under the Indenture, we will:

•	pay the principal, interest and any premium on the Notes when due;

•	maintain a place of payment;

•	deposit sufficient funds with any paying agent on or before the due date for any principal, interest or any premium due on the Notes;

•

deliver an officers’ certificate to the Trustee within 120 days after the end of each fiscal year stating whether or not we are in default in the performance or observance of any of the terms, provisions and conditions of the Indenture; and

•	do all things necessary to preserve and keep our existence in full force and effect.

Maintenance of Properties. We will cause all properties used or useful in the conduct of our business to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in our judgment may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that nothing in this covenant shall prevent us from discontinuing the operation or maintenance of any of such properties if such discontinuance is, in our judgment, desirable in the conduct of our business and not disadvantageous in any material respect to the holders of the Notes.

Payment of Taxes and Other Claims. We will pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (1) all taxes, assessments and governmental charges levied or imposed upon us or upon our income, profits or property and (2) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon our property; provided, however, that we shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings or if such failure to pay or discharge could not reasonably be expected to have a material adverse effect on our business, operations, affairs, financial condition, assets or properties and our subsidiaries taken as a whole or on our ability to pay the Notes in accordance with their terms.

Restrictions on Liens. We will not issue, assume or guarantee any Debt secured by any Lien upon our property or assets (whether such property or assets are now owned or hereafter acquired), without in any such case effectively securing, prior to or concurrently with the issuance, assumption or guarantee of any such Debt, the Notes (together with, if we shall so determine, any other indebtedness of ours or guarantee by us ranking equally with the Notes and then existing or thereafter created) equally and ratably with (or, at our option, prior to) such Debt. The foregoing restrictions do not apply to or prevent the creation of:

•

Liens on any property acquired, constructed or improved by us after March 23, 2012 that are created or assumed contemporaneously with, or within 120 days after, such acquisition or completion of the construction or improvement, or within six months thereafter pursuant to a firm commitment for financing arranged with a lender or investor within such 120-day period, to secure or provide for the payment of all or any part of the purchase price of such property or the cost of such construction or improvement incurred after March 23, 2012, or, in addition to Liens referred to in the second and third bullets below, Liens on any property existing at the time of acquisition thereof, provided that the Liens do not apply to any property theretofore owned by us other than, in the case of any such construction or improvement, any theretofore unimproved property on which the property so constructed or the improvement is located;

•	existing Liens on any property or indebtedness of a Person that is merged with or into or consolidated with us, provided that the Liens do not apply to any property theretofore owned by us;

•

Liens in favor of the United States, any state, or any foreign country or any department, agency or instrumentality or political subdivision of any such jurisdiction to secure partial, progress, advance or other payment pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or cost of constructing or improving the property subject to such Liens, including, without limitation, Liens to secure Debt of the pollution control or industrial revenue bond type;

•	Liens on our current assets to secure loans which mature within 12 months from the creation thereof and which are made in the ordinary course of business;

•

Liens on our property (including any natural gas, oil or other mineral property) to secure all or part of the cost of exploration or drilling for or development of oil or gas reserves or laying a pipeline or to secure Debt incurred to provide funds for any such purpose;

•	any Lien existing on March 23, 2012;

•	Liens on moneys or government obligations deposited with a trustee or agent for holders of Debt to defease such Debt; and

•

Liens for the sole purpose of extending, renewing or replacing, in whole or in part, Liens securing Debt of the type referred to in the foregoing bullets or this bullet, provided, however, that the principal amount of Debt so secured at the time of such extension, renewal or replacement may not be increased, and that such extension, renewal or replacement is limited to all or part of the property or indebtedness which secured the Lien so extended, renewed or replaced (plus improvements on such property).

Notwithstanding the foregoing, we may issue, assume or guarantee Debt secured by a Lien which would otherwise be subject to the foregoing restrictions up to an aggregate amount that, together with all our other Indebtedness (other than the Debt secured by Liens described in the foregoing bullets) that would otherwise be subject to the foregoing restrictions and the Value of all Sale and Lease-back Transactions existing at that time (other than any Sale and Lease-back Transaction that, if it had been a Lien, would have been permitted under the first bullet of the preceding paragraph and other than Sale and Lease-back Transactions as to which application of amounts have been made in accordance with the second bullet of the first paragraph under “—Restrictions on Sale and Lease-back Transactions”), does not at the time we issue, assume, or guarantee Debt secured by such Lien exceed 10% of Total Capitalization.

Restrictions on Sale and Lease-back Transactions. We will not enter into any Sale and Lease-back Transaction unless the proceeds from such sale are at least equal to the fair value of the property being sold and leased-back and either:

•

we would be entitled under the first bullet of the first paragraph under “—Restrictions on Liens” or the second paragraph under “—Restrictions on Liens” to incur Debt secured by a Lien on such property without equally and ratably securing the Notes; or

•

within 180 days of the effective date of the Sale and Lease-back Transaction, we apply, or covenant that we will apply, an amount not less than the fair value of such property to one or more of (1) the payment or other retirement of Funded Debt incurred or assumed by the Company which is senior to or on parity with the Notes (other than Funded Debt owned by the Company) or (2) the purchase of property of the Company at not more than its fair value (other than the property involved in such sale).

Certain Definitions. The terms set forth below are defined in the Indenture as follows:

“Capitalized Lease” means any lease of our property (whether real, personal or mixed) by us as lessee that would, in conformity with generally accepted accounting principles, be required to be accounted for as a capital lease on our balance sheet.

“Corporation” means a corporation, association, company, joint-stock company or business trust.

“Debt” means debt issued, assumed or guaranteed by us for money borrowed.

“Funded Debt” means all our Indebtedness that by its terms or by the terms of any instrument or agreement relating thereto matures more than one year from, or is directly or indirectly renewable or extendable at our option to a date more than one year from the date of creation thereof (including an option under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of one year or more), but excluding any payments due under the terms thereof within 12 months of any date of determination (including any deposit or payment required to be made under any repayment provision, sinking fund, purchase fund or similar provision).

“Indebtedness” means, as applied to any Person, Capitalized Leases, bonds, notes, debentures and other securities representing obligations for borrowed money created or assumed by such Person. All indebtedness guaranteed as to payment of principal in any manner by such Person or in effect guaranteed by such Person through a contingent agreement to purchase such indebtedness, and all indebtedness that is both secured by a Lien upon property owned by such Person and upon which such Person customarily pays interest, even though such Person has not assumed or become liable for the payment of such indebtedness, shall for all purposes thereof be deemed to be “Indebtedness” of such Person.

“Lien” means any lien, mortgage, pledge, security interest, charge or other encumbrance of any kind.

“Person” means any individual, Corporation, limited liability company, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Sale and Lease-back Transaction” means any direct or indirect arrangement with any Person providing for the lease to us of our property (except for temporary leases for a term, including any renewal thereof, of not more than three years), which property has been or is to be sold or transferred by us to such Person or to any other Person by whom funds have been or are to be advanced on the security of such property.

“Total Capitalization” means, as at any time, the aggregate of (1) all amounts outstanding on such date classified as our shareholders’ equity on such date, (2) all amounts outstanding on such date classified as our preferred or preference stock on such date and (3) all amounts of our Funded Debt outstanding on such date determined on an unconsolidated basis.

“Value” means, with respect to a Sale and Lease-back Transaction, as at any time, the amount equal to the greater of (1) the net proceeds from the sale or transfer of the property leased pursuant to such Sale and Lease-back Transaction and (2) the fair value, in the opinion of our board of directors, of such property at the time of entering into such Sale and Lease-back Transaction, in either case divided first by the number of full years of the term of the lease and then multiplied by the number of full years of such term remaining at the time of determination, without regard to any renewal or extension options contained in the lease.

Modification of Indenture

Without Registered Holder Consent. Without the consent of any registered holders of the Notes, we and the Trustee may amend or modify the Indenture for any of the following purposes:

•	to evidence the succession of another entity to the Company;

•	to add one or more covenants of the Company or other provisions for the benefit of the registered holders of the Notes, or to surrender any right or power conferred upon the Company;

•	to add any additional events of default for the Notes;

•	to evidence and provide for the acceptance of appointment of a successor trustee;

•

to cure any ambiguity or to correct or supplement any provision contained in the Indenture which may be defective or inconsistent with any other provision contained in the Indenture, make any other changes that do not adversely affect the interests of the holders of the Notes, or to make such other provisions in regard to matters or questions arising under the Indenture, provided that no action under this clause shall adversely affect the interests of the holders of the Notes;

•	to conform the provisions of the Indenture or the Notes to any provision of the “Description of the Notes” section in this prospectus; or

•	to provide for the issuance of Additional Notes.

If the Trust Indenture Act is amended after the date of the Indenture so as to require changes to the Indenture or the elimination of provisions which, at the date of the Indenture or at any time thereafter, were required by the Trust Indenture Act to be contained in the Indenture, the Indenture will be deemed to have been amended so as to conform to the amendment or to effect the changes or elimination, and we and the Trustee may, without the consent of any registered holders, enter into one or more supplemental indentures to effect or evidence the amendment.

With Registered Holder Consent. We and the Trustee may, with some exceptions, amend or modify the Indenture with the consent of the registered holders of at least a majority in aggregate principal amount of the Notes. However, no amendment or modification may, without the consent of the registered holder of each outstanding Note affected thereby:

•	change the stated maturity of the principal or interest on any Note;

•	reduce the principal amount, interest or premium payable on any Note;

•	change the currency in which any Note is payable;

•	impair the right to bring suit to enforce any payment on or after the maturity thereof;

•	reduce the percentage of registered holders whose consent is required for any amendment, modification or waiver; or

•	modify certain of the provisions in the Indenture relating to amendments.

Miscellaneous Provisions

The Indenture provides that certain Notes, including those for which payment or redemption money has been deposited or set aside in trust as described under “—Defeasance and Covenant Defeasance” below, will not be deemed to be “outstanding” in determining whether the registered holders of the requisite principal amount of the outstanding Notes have given or taken any demand, direction, consent or other action under the Indenture as of any date, or are present at a meeting of registered holders for quorum purposes.

We will be entitled to set any day as a record date for the purpose of determining the registered holders of outstanding Notes entitled to give or take any demand, direction, consent or other action under the Indenture, in the manner and subject to the limitations provided in the Indenture. In certain circumstances, the Trustee also will be entitled to set a record date for action by registered holders. If a record date is set for any action to be taken by registered holders of the Notes, the action may be taken only by persons who are registered holders of the Notes on the record date.

Defeasance and Covenant Defeasance

The Indenture provides that we may, upon satisfying several conditions, cause ourselves to be:

•	discharged from our obligations, with some exceptions, with respect to the Notes, which we refer to as “defeasance”; and

•	released from our obligations under certain covenants with respect to the Notes, which we refer to as “covenant defeasance.”

One condition we must satisfy is the irrevocable deposit with the Trustee, in trust, of money and/or government obligations which, through the scheduled payment of principal and interest on those obligations, would provide sufficient funds to pay the principal of and any premium and interest on the Notes on the maturity dates of the payment or upon redemption.

The Indenture permits defeasance with respect to the Notes even if a prior covenant defeasance has occurred with respect to the Notes. Following a defeasance, payment of the Notes defeased may not be accelerated because of an event of default. Following a covenant defeasance, payment of the Notes may not be accelerated by reference to those covenants specified in the covenant defeasance. However, if such an acceleration were to occur, the realizable value at the acceleration date of the money and government obligations in the defeasance trust could be less than the principal and interest then due on the Notes, since the required deposit in the defeasance trust would be based upon scheduled cash flows rather than market value, which would vary depending upon interest rates and other factors.

Resignation and Removal of the Trustee; Deemed Resignation

The Trustee may resign at any time by giving written notice to us.

The Trustee may also be removed by act of the registered holders of a majority in principal amount of the then outstanding Notes.

No resignation or removal of the Trustee and no appointment of a successor trustee will become effective until the acceptance of appointment by a successor trustee in accordance with the requirements of the Indenture.

Under certain circumstances, we may appoint a successor trustee and if the successor accepts, the Trustee will be deemed to have resigned.

Form; Transfers; Exchanges

The Notes will be issued in registered, global form and in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The Trustee acts as our agent for registering the Notes in the names of holders and transferring the Notes. We may appoint another agent or act as our own agent for this purpose. The entity performing the role of maintaining the list of registered holders is called the “security registrar.” It will also perform transfers. In our discretion, we may change the place for registration or transfer of the Notes and may remove and/or appoint one or more additional security registrars.

There will be no service charge for any such transfer or exchange of the Notes, but you may be required to pay a sum sufficient to cover any tax or other governmental charge payable in connection with the transfer or exchange. We may block any such transfer or exchange of (a) the Notes during a period of 15 days prior to giving any notice of redemption or (b) any Note selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part.

Governing Law

The Indenture and the Notes will be governed by and construed in accordance with the laws of the State of New York (including Section 5-1401 of the General Obligations Law of the State of New York but otherwise without regard to principles of conflicts of laws).

Global Notes

DTC will act as securities depository for the Notes. The Notes will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC’s nominee). One or more fully-registered global notes, representing the total aggregate principal amount of the Notes, will be issued and will be deposited with DTC or its custodian and will bear a legend regarding the restrictions on exchanges and registration of transfer referred to below.

The laws of some jurisdictions may require that some purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in the Notes so long as the Notes are represented by global notes.

DTC advises that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, including transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, the NYSE Amex LLC and the Financial Industry Regulatory Authority, Inc. Access to DTC’s system is also available to others, including securities brokers and dealers, banks and trust companies that clear transactions through or maintain a custodial relationship with a direct participant either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

We will issue the Notes in definitive certificated form if DTC notifies us that it is unwilling or unable to continue as depositary or DTC ceases to be a clearing agency registered under the Exchange Act, and a successor depositary is not appointed by us within 90 days. In addition, beneficial interests in a global note may be exchanged for definitive certificated notes upon request by or on behalf of DTC in accordance with customary procedures following the request of a beneficial owner seeking to exercise or enforce its rights under such Notes.

If we determine at any time that the Notes shall no longer be represented by global notes, we will inform DTC of such determination which will, in turn, notify participants of their right to withdraw their beneficial interest from the global notes, and if such participants elect to withdraw their beneficial interests, we will issue certificates in definitive form in exchange for such beneficial interests in the global notes. Any global note, or portion thereof, that is exchangeable pursuant to this paragraph will be exchangeable for note certificates, as the case may be, registered in the names directed by DTC. We expect that these instructions will be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in the global notes.

As long as DTC or its nominee is the registered owner of the global notes, DTC or its nominee, as the case may be, will be considered the sole owner and holder of the global notes and all Notes represented by these global notes for all purposes under the Notes and the Indenture. Except in the limited circumstances referred to above, owners of beneficial interests in global notes:

•	will not be entitled to have the Notes represented by these global notes registered in their names, and

•	will not be considered to be owners or holders of the global notes or any Notes represented by these global notes for any purpose under the Notes or the Indenture.

All payments on the Notes represented by the global notes and all transfers and deliveries of related notes will be made to DTC or its nominee, as the case may be, as the holder of the Notes.

Ownership of beneficial interests in the global notes will be limited to participants or persons that may hold beneficial interests through institutions that have accounts with DTC or its nominee. Ownership of beneficial interests in global notes will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by DTC or its nominee, with respect to participants’ interests, or any participant, with respect to interests of persons held by the participant on their behalf. Payments, transfers, deliveries, exchanges and other matters relating to beneficial interests in global notes may be subject to various policies and procedures adopted by DTC from time to time. Neither we nor the Trustee will have any responsibility or liability for any aspect of DTC’s or any participant’s records relating to, or for payments made on account of, beneficial interests in global notes, or for maintaining, supervising or reviewing any of DTC’s records or any participant’s records relating to these beneficial ownership interests.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among participants, DTC is under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. We will not have any responsibility for the performance by DTC or its direct participants or indirect participants under the rules and procedures governing DTC.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

CERTAIN MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS

To ensure compliance with Treasury Department Circular 230, investors are hereby notified that (a) any discussion of United States federal tax issues in this prospectus is not intended or written to be relied upon, and cannot be relied upon by you for the purpose of avoiding penalties that may be imposed on investors under the Internal Revenue Code of 1986, as amended, (b) such discussion is included in connection with the promotion or marketing (within the meaning of Circular 230) of the transactions or matters addressed herein, and (c) you should seek advice based on your particular circumstances from an independent tax advisor.

This section describes certain material U.S. federal income tax considerations relating to the purchase, ownership, and disposition of the Notes. Except where noted, this summary deals only with a Note held as a “capital asset” for tax purposes, by a beneficial owner who purchased a Note on original issuance at its “issue price” (the first price at which a substantial portion of the Notes is sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of initial purchasers, placement agents or wholesalers). This summary does not address all aspects of U.S. federal income taxation and does not deal with all tax consequences that may be relevant to holders in light of their personal circumstances or particular situations, such as:

•

tax consequences to a holder who may be subject to special tax treatment, including a dealer in securities or currencies, bank, financial institution, tax-exempt organization, tax-exempt entity, insurance company, real estate investment trust, regulated investment company, grantor trust, trader in securities that elects to use a mark-to-market method of accounting for its securities, foreign or domestic partnership or other entity treated as a partnership for federal income tax purposes, or expatriate;

•	tax consequences to non-U.S. holders (as defined below);

•	tax consequences to persons holding Notes as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle; and

•	tax consequences to U.S. holders (as defined below) of Notes whose “functional currency” is not the U.S. dollar.

This section does not consider the specific facts and circumstances that may be relevant to a particular holder and does not address alternative minimum tax considerations, estate tax considerations, or the treatment of a holder under the laws of any state, local or foreign taxing jurisdiction. This section is based on the tax laws of the United States, including the Internal Revenue Code, as amended, existing and proposed U.S. Treasury Regulations (“Treasury Regulations”), and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If a partnership (or other entity treated as a partnership) holds the Notes, the U.S. federal income tax treatment of a partner will generally depend upon the status of the partner and the tax treatment of the partnership. If you are a partner in a partnership (or other entity treated as a partnership) holding Notes, you should consult your own tax advisor with regard to the U.S. federal income tax treatment of holding the Notes.

If you are considering the purchase of Notes, you should consult your tax advisors concerning the U.S. federal income tax consequences to you in light of your own specific situation, as well as consequences of U.S. federal estate or gift tax laws, foreign, state and local laws, and tax treaties.

As used herein, the term “U.S. holder” means a beneficial owner of Notes that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state of the United States, including the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust (or if such trust has made a valid election under applicable Treasury Regulations to be treated as a United States person).

A “non-U.S. holder” is a beneficial owner of Notes that is not a U.S. holder.

Consequences to U.S. Holders

This subsection describes the tax consequences to a U.S. holder relating to the purchase, ownership, and disposition of the Notes.

Payment of Interest

Subject to the discussion of original issue discount (“OID”) below, the stated interest on the Notes generally will be taxable to you as ordinary income at the time that it is paid or accrued, in accordance with your method of accounting for U.S. federal income tax purposes.

OID

In general, if the issue price of a Note (the first price at which a substantial amount of the Notes are sold to investors) is less than its “stated redemption price at maturity” by more than a statutory de minimis amount, the Note will be considered to have been issued with OID. The “stated redemption price at maturity” includes all payments under a Note that do not qualify as “qualified stated interest.” Qualified stated interest includes only interest that is payable at least annually at a single fixed or specified floating rate. It is expected that the stated interest on the Notes will qualify as qualified stated interest and the stated redemption price at maturity will equal the principal amount of the Notes.

If OID on the Notes were to equal or exceed the de minimis amount and the Notes were treated as having been issued with OID, you would be required to include the OID in ordinary income for U.S. federal income tax purposes as it accrues on a constant yield basis in advance of the receipt of cash payments to which such income is attributable. If you are a U.S. Holder, you must include in income in each taxable year the sum of the daily portions of OID for each date on which you held the Note during the taxable year, regardless of whether you are a cash or accrual method taxpayer.

Sale, Exchange, Redemption or Other Taxable Disposition of Notes

A U.S. holder will generally recognize capital gain or loss upon the sale, exchange, redemption or other taxable disposition of a Note equal to the difference between the amount realized (less accrued interest, which will be taxable as ordinary interest income to the extent that the holder has not previously included the accrued interest in gross income) upon the sale, exchange, redemption or other taxable disposition and such U.S. holder’s adjusted tax basis in the Note. A U.S. holder’s adjusted tax basis in a Note will generally be the cost of the Note to such U.S. holder. Capital gain of a non-corporate U.S. holder is currently taxed at a reduced rate where the U.S. holder has a holding period greater than one year. Subject to limited exceptions, the deductibility of capital losses is subject to limitations under the Code.

Information Reporting and Backup Withholding

Information reporting requirements generally will apply to payments of interest on the Notes and to the proceeds of a sale, exchange, redemption, retirement or other disposition of a Note paid to a U.S. holder unless the U.S. holder is an exempt recipient (such as a corporation) and properly establishes its exemption.

Backup withholding generally will apply to those payments if the U.S. holder fails to provide, on a properly executed, under penalties of perjury, IRS Form W-9 or substantially similar form:

•	its taxpayer identification number;

•

a certification that (a) the U.S. holder is exempt from backup withholding, (b) the U.S. holder has not been notified by the IRS that it is subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the U.S. holder has been notified by the IRS that it is no longer subject to backup withholding; and

•	the U.S. holder certifies that it is a U.S. person (including a U.S. resident alien).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Recently Enacted Federal Tax Legislation

Newly enacted federal legislation requires certain U.S. holders who are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, interest on and capital gains from the sale or other taxable disposition of the Notes for taxable years beginning after December 31, 2012. U.S. holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of the Notes.

UNDERWRITING

BNY Mellon Capital Markets, LLC, J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives of each of the underwriters named below. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally and not jointly agreed to purchase, the aggregate principal amount of the Notes set forth opposite its name below.

Underwriters	Principal Amount of Notes
BNY Mellon Capital Markets, LLC	$58,000,000
J.P. Morgan Securities LLC	58,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	58,000,000
Well Fargo Securities, LLC	32,000,000
Blaylock Robert Van, LLC	22,000,000
Samuel A. Ramirez & Company, Inc.	22,000,000

Total	$250,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the Notes sold under the underwriting agreement if any of the Notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities in connection with this offering, including liabilities under the Securities Act or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the Notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in excess of 0.40% of the principal amount of the Notes. The underwriters may allow, and such dealers may reallow, a concession not in excess of 0.25% of the principal amount of the Notes. After the initial offering of the Notes, the offering price and other selling terms of the offering may be changed.

The expenses of the offering of the Notes payable by us, not including the underwriting discount, are estimated at $400,000.

New Issue of Notes

The Notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the Notes on any national securities exchange or for inclusion of the Notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the Notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the Notes or that an active public market for the Notes will develop. If an active public trading market for the Notes does not develop, the market price and liquidity of the Notes may be adversely affected. If the Notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, our operating performance and financial condition, general economic conditions and other factors.

Short Positions

In connection with the offering of the Notes, certain of the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the underwriters may overallot in connection with the offering, creating a short position. In addition, the underwriters may bid for, and purchase, the Notes in the open market to cover short positions or to stabilize the price of the Notes. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels, but no representation is made hereby of the magnitude of any effect that the transactions described above may have on the market price of the Notes. The underwriters will not be required to engage in these activities, and may engage in these activities, and may end any of these activities, at any time without notice. In connection with the offering of the Notes, the underwriters may purchase and sell the Notes in the open market. These transactions may include short sales and purchases on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater principal amount of Notes than they are required to purchase in the offering. The underwriters must close out any short position by purchasing Notes in the open market. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Notes in the open market after pricing that could adversely affect investors who purchase Notes in the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the Notes or preventing or retarding a decline in the market price of the Notes. As a result, the price of the Notes may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

Certain of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business, including entering into derivative transactions, with us or our affiliates for which they have received and may continue to receive customary fees and commissions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. If any of the underwriters or their affiliates has a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

The Bank of New York Mellon, an affiliate of BNY Mellon Capital Markets, LLC, one of the representatives and underwriters of the offering of the Notes, is the administrative agent, a joint lead arranger, a joint bookrunner and a lender in connection with the Credit Facility. JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities LLC, one of the representatives and underwriters of the offering of the Notes, is a syndication agent and lender in connection with the Credit Facility. Bank of America, N.A., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, one of the representatives and underwriters of the offering of the Notes, is a syndication agent and lender in connection with the Credit Facility. In addition, J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, two of the representative underwriters of the offering of the Notes, are joint lead arrangers and joint bookrunners in connection with the Credit Facility. Wells Fargo Bank, N.A., an affiliate of Wells Fargo Securities LLC, one of the underwriters of the offering of the Notes, is a lender in connection with the Credit Facility. As of March 15, 2012, there were no borrowings outstanding under the Credit Facility.

In addition, the Bank of New York Mellon Trust Company N.A., an affiliate of BNY Mellon Capital Markets, LLC, one of the representatives and underwriters of the offering of the Notes, is the Trustee under the Indenture for the Notes and is the trustee under the indentures for our 7.65% Senior Unsecured Notes due May 15, 2012, our 4.45% Senior Notes due December 1, 2020, our Series 2004A Clark Country, Nevada Industrial Development Revenue Bonds due July 1, 2034, our Series 2004B Clark Country, Nevada Industrial Development Refunding Revenue Bonds due December 1, 2033, our Series 2005A Clark Country, Nevada Industrial Development Revenue Bonds due October 1, 2035, our Series 2006A Clark Country, Nevada Industrial Revenue Bonds due September 1, 2036, our Series 2003A, Series 2003C, Series 2003D, and Series 2003E Clark County, Nevada Industrial Development Revenue Bonds due March 1, 2038, our Series 2008A Clark Country, Nevada Industrial Development Revenue Bonds due March 1, 2038, and our Series 2009A Clark Country, Nevada Industrial Development Revenue Bonds due December 1, 2039.

EXPERTS

Our consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated herein by reference to the Annual Report on Form 10-K for the year ending December 31, 2011 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

VALIDITY OF THE NOTES

The validity of the Notes will be passed upon for us by Morrison & Foerster LLP. Certain legal matters will be passed upon for the underwriters by Clifford Chance US LLP.

$250,000,000

3.875% Senior Notes due 2022

PROSPECTUS

Joint Book-Running Managers

BNY Mellon Capital Markets, LLC	BofA Merrill Lynch	J.P. Morgan

Co-Managers

Wells Fargo Securities	Blaylock Robert Van, LLC	Ramirez & Co., Inc.

The date of this prospectus is March 20, 2012.